Exhibit 1.02

Conflict Minerals Report of Acorn International, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Acorn International, Inc. (“Acorn”) for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with Rule 13p-1, Acorn undertook due diligence to seek to determine whether the necessary conflict minerals in the products manufactured by it were or were not “DRC Conflict Free”. This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

Acorn’s due diligence measures were designed based on and referencing to the conflict minerals reporting template created by the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) in connection with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a media and branding company marketing electronic learning products and many other products, Acorn is several levels removed from the actual mining of conflict minerals. Acorn does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

Acorn’s due diligence measures included:

•	Identifying items and suppliers that are exempt from the regulation and collection of supplier contact information.

•	Conducting a supply-chain survey of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

•	Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (“CFS”) program for tantalum, tin, tungsten and gold.

As a result of the due diligence measures described above, Acorn has determined in good faith that the Ozing N707, Ozing N717 and Ozing N909 electronic learning products and the Zehom waist massagers, neck massagers and blood pressure measurers manufactured by it are DRC conflict undeterminable as we have been unable to determine the origin of all of the Conflict Minerals used in our products. Acorn makes this determination due to a lack of information from its suppliers in connection with the above-mentioned products to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free. Acorn has no reason to believe that our necessary conflict minerals may have originated in the Covered Countries.

In the next compliance period, Acorn intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals do not benefit armed groups. The steps include:

•	Increase the response rate of suppliers’ smelters surveys.

•	Informing smelters identified as a result of the supply-chain survey and requesting their participation in a program such as the CFS program to obtain a “conflict free” designation.